FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED
2014 INTERIM CONSOLIDATED RESULTS - HIGHLIGHTS

• Profit before tax down 38% to HK$59,096m (HK$95,550m in the first half of 2013).

• Attributable profit down 42% to HK$46,667m (HK$80,511m in the first half of 2013).

• Return on average shareholders' equity of 19.5% (35.5% in the first half of 2013).

• Total assets increased by 5% to HK$6,766bn (HK$6,439bn at the end of 2013).

• Common equity tier 1 ratio of 13.5% (14.1% at the end of 2013), total capital ratio of 15.2% (15.2% at the end of 2013).

• Cost efficiency ratio of 40.3% (27.1% for the first half of 2013).

Reported results in the first half of 2013 included a net gain of HK$30,747m on the disposal of our shareholding in Ping An Insurance (Group) Company of China Limited and a gain on the reclassification of Industrial Bank Co., Limited of HK$8,454m before tax (HK$5,914m attributable profit). Excluding these two gains:

• Return on average shareholders' equity of 19.3% for the first half of 2013.

• Cost efficiency ratio of 39.9% for the first half of 2013.

This document is issued by The Hongkong and Shanghai Banking Corporation Limited ('the Bank') and its subsidiaries (together 'the group'). References to 'HSBC', 'the Group' or 'the HSBC Group' within this document mean HSBC Holdings plc together with its subsidiaries. Within this document the Hong Kong Special Administrative Region of the People's Republic of China is referred to as 'Hong Kong'. The abbreviations 'HK$m' and 'HK$bn' represent millions and billions (thousands of millions) of Hong Kong dollars respectively.

Comment by Stuart Gulliver, Chairman

Economic growth in a number of Asian markets including mainland China, Hong Kong, Indonesia and Singapore slowed during the first half of 2014. In contrast, the pace of economic activity picked up in Japan, Australia, India and Malaysia. In mainland China, measures to maintain stable growth are being implemented, including policy reforms, fiscal spending and monetary easing, and we expect GDP growth for the year of 7.5%. Hong Kong suffered a fall in exports, although private consumption and employment levels both remained strong. In India the decisive election result has created the opportunity for a revival in growth through structural reforms.

In the first six months of 2014 The Hongkong and Shanghai Banking Corporation Limited recorded profit before tax of HK$59,096m, which included a gain of HK$3,320m on the disposal of our stake in the Bank of Shanghai. This compares with HK$95,550m in the first half of 2013. Excluding the impacts of the sale of our shares in Ping An, and the accounting gain on the reclassification of Industrial Bank in the first half of 2013, profit before tax was relatively unchanged, as revenue growth was offset by increased costs as we continue to invest in the business. Our capital position remains strong with a total capital ratio of 15.2% at 30 June 2014.

We continued to support our customers' financing needs, and customer loans grew by 7.3% during the period, notably through increased term lending in Global Banking and Markets (GB&M) and in Commercial Banking (CMB). Residential mortgage and other personal balances in Retail Banking and Wealth Management (RBWM) were also higher. We grew deposits, principally through higher Payments and Cash Management balances in GB&M and CMB. At the period-end the loans to deposits ratio stood at 63.6%. The net interest margin increased slightly, primarily from lower funding costs. Asset quality remained strong and loan impairment charges continued to be low in relation to both assets and revenues. We continued to invest in growth, including recruiting additional headcount to support business growth, while also increasing spending in Risk and Compliance; the cost efficiency ratio for the period was 40.3%.

In recognition of our strengths in providing a full suite of banking and markets solutions to our clients, we were very pleased to receive a number of awards for a wide range of products and services across all of our businesses, most notably 'Best Bank in Asia' by Euromoney in July.

CMB continued to expand its balance sheet, principally in Hong Kong and mainland China, and to identify and realise collaboration opportunities with GB&M in support of clients, raising significant finance for our clients from debt capital markets. In GB&M we continued to support our clients through our broad and integrated product suite. We maintained our market leadership in Hong Kong dollar bond issuance and Asian local currency bonds, and continued to lead the market in offshore renminbi bond issuance in Hong Kong. In RBWM, the mortgage markets in both Hong Kong and Singapore were subdued by official cooling measures, but we grew mortgage balances and maintained our leading market share in Hong Kong. We implemented the Retail Banking Incentive Framework for relationship managers during the period, removing the formulaic link between sales and remuneration. We invested further in our branch network, and opened our 167th HSBC outlet in mainland China.

We expect mainland China to continue its steady progress in leading Asia's economic growth, and we will pursue investment in growing our business in order to capture the opportunities to serve and support our customers. Our strategic priority remains to leverage our international network to connect customers across borders, and with our strong capital and liquidity we are well placed to gain market share as we help our customers to grow and achieve their ambitions.

Results by Geographic Region
Geographic region	Hong Kong	Rest of Asia- Pacific	Intra-segment elimination	Total

	HK$m	HK$m	HK$m	HK$m

Period ended 30 June 2014

Net interest income	24,767	22,418	2	47,187

Net fee income	15,070	7,351	-	22,421

Net trading income	6,027	4,209	(2)	10,234

Net income from financial instruments designated at fair value	2,495	453	-	2,948

Gains less losses from financial investments	3,366	47	-	3,413

Dividend income	150	5	-	155

Net earned insurance premiums	26,406	3,336	-	29,742

Other operating income	6,094	590	(2,076)	4,608

Total operating income	84,375	38,409	(2,076)	120,708

Net insurance claims incurred and movement in liabilities to policyholders	(28,775)	(3,398)	-	(32,173)

Net operating income before loan impairment charges and other credit risk provisions	55,600	35,011	(2,076)	88,535

Loan impairment charges and other credit risk provisions	(776)	(818)	-	(1,594)

Net operating income	54,824	34,193	(2,076)	86,941

Operating expenses	(20,659)	(17,083)	2,076	(35,666)

Operating profit	34,165	17,110	-	51,275

Share of profit in associates and joint ventures	194	7,627	-	7,821

Profit before tax	34,359	24,737	-	59,096

Share of profit before tax	58.1%	41.9%	-	100.0%

Cost efficiency ratio	37.2%	48.8%	-	40.3%

Net loans and advances to customers	1,623,743	1,185,636	-	2,809,379

Customer accounts	2,953,407	1,467,043	-	4,420,450

Geographic region	Hong Kong	Rest of Asia- Pacific	Intra-segment elimination	Total
	HK$m	HK$m	HK$m	HK$m

Period ended 30 June 2013

Net interest income	21,735	20,288	(18)	42,005

Net fee income	14,880	7,938	(78)	22,740

Net trading income	6,125	2,215	18	8,358

Net expense from financial instruments designated at fair value	(1,985)	(14)	-	(1,999)

Gains less losses from financial investments	151	21	-	172

Dividend income	123	4	-	127

Net earned insurance premiums	24,669	3,134	-	27,803

Gain on reclassification of Industrial Bank	-	8,454	-	8,454

Gain on sale of Ping An	-	34,070	-	34,070

Other operating income	6,713	1,494	(2,153)	6,054

Total operating income	72,411	77,604	(2,231)	147,784

Net insurance claims incurred and movement in liabilities to policyholders	(22,826)	(2,437)	-	(25,263)

Net operating income before loan impairment charges and other credit risk provisions	49,585	75,167	(2,231)	122,521

Loan impairment charges and other credit risk provisions	(354)	(1,017)	-	(1,371)

Net operating income	49,231	74,150	(2,231)	121,150

Operating expenses	(18,643)	(16,798)	2,231	(33,210)

Operating profit	30,588	57,352	-	87,940

Share of profit in associates and joint ventures	198	7,412	-	7,610

Profit before tax	30,786	64,764	-	95,550

Share of profit before tax	32.2%	67.8%	-	100.0%

Cost efficiency ratio	37.6%	22.3%	-	27.1%

Net loans and advances to customers	1,401,621	1,062,319	-	2,463,940

Customer accounts	2,506,948	1,271,853	-	3,778,801

Results by Geographic Global Business
Hong Kong
	Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Other	Intra- segment elimination	Total

	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

Period ended 30 June 2014

Net interest income/(expense)	12,433	7,233	6,037	379	(1,118)	(197)	24,767

Net fee income	7,981	3,908	2,613	483	85	-	15,070

Net trading income	463	868	3,999	462	38	197	6,027

Net income/(expense) from financial instruments designated at fair value	2,654	(131)	16	-	(44)	-	2,495

Gains less losses from financial investments	2	34	16	-	3,314	-	3,366

Dividend income	1	-	-	-	149	-	150

Net earned insurance premiums	24,447	1,959	-	-	-	-	26,406

Other operating income	2,266	272	234	-	4,286	(964)	6,094

Total operating income	50,247	14,143	12,915	1,324	6,710	(964)	84,375

Net insurance claims incurred and movement in liabilities to policyholders	(26,825)	(1,950)	-	-	-	-	(28,775)

Net operating income before loan impairment charges and other credit risk provisions	23,422	12,193	12,915	1,324	6,710	(964)	55,600

Loan impairment (charges)/ releases and other credit risk provisions	(552)	(253)	30	-	(1)	-	(776)

Net operating income	22,870	11,940	12,945	1,324	6,709	(964)	54,824

Operating expenses	(8,105)	(3,212)	(5,395)	(659)	(4,252)	964	(20,659)

Operating profit	14,765	8,728	7,550	665	2,457	-	34,165

Share of profit in associates and joint ventures	190	1	2	-	1	-	194

Profit before tax	14,955	8,729	7,552	665	2,458	-	34,359

Share of profit before tax	25.3%	14.8%	12.8%	1.1%	4.1%	-	58.1%

Net loans and advances to customers	520,855	614,189	415,952	62,086	10,661	-	1,623,743

Customer accounts	1,679,960	790,035	335,888	145,960	1,564	-	2,953,407

Hong Kong
	Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Other	Intra- segment elimination	Total

	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

Period ended 30 June 2013

Net interest income/(expense)	12,139	6,415	4,729	(1,507)	(41)	21,735

Net fee income	7,981	3,840	2,981	78	-	14,880

Net trading income/(expense)	361	709	5,051	(35)	39	6,125

Net income/(expense) from financial instruments designated at fair value	(1,872)	(98)	27	(44)	2	(1,985)

Gains less losses from financial investments	-	-	151	-	-	151

Dividend income	1	-	16	106	-	123

Net earned insurance premiums	22,590	2,081	-	-	(2)	24,669

Other operating income	2,050	210	233	5,245	(1,025)	6,713

Total operating income	43,250	13,157	13,188	3,843	(1,027)	72,411

Net insurance claims incurred and movement in liabilities to policyholders	(20,792)	(2,034)	-	-	-	(22,826)

Net operating income before loan impairment charges and other credit risk provisions	22,458	11,123	13,188	3,843	(1,027)	49,585

Loan impairment (charges)/releases and other credit risk provisions	(580)	176	49	1	-	(354)

Net operating income	21,878	11,299	13,237	3,844	(1,027)	49,231

Operating expenses	(7,604)	(2,902)	(4,929)	(4,235)	1,027	(18,643)

Operating profit/ (loss)	14,274	8,397	8,308	(391)	-	30,588

Share of profit in associates and joint ventures	195	1	2	-	-	198

Profit/ (loss) before tax	14,469	8,398	8,310	(391)	-	30,786

Share of profit before tax	15.1%	8.8%	8.7%	(0.4)%	-	32.2%

Net loans and advances to customers	497,269	552,922	340,707	10,723	-	1,401,621

Customer accounts	1,545,742	681,624	277,480	2,102	-	2,506,948

Rest of Asia-Pacific
	Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Other	Intra- segment elimination	Total

	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

Period ended 30 June 2014

Net interest income	6,694	5,475	8,269	292	983	705	22,418

Net fee income/(expense)	2,489	2,180	2,516	208	(42)	-	7,351

Net trading income	294	730	3,677	151	62	(705)	4,209

Net income/(expense) from financial instruments designated at fair value	464	1	2	-	(14)	-	453

Gains less losses from financial investments	-	-	31	-	16	-	47

Dividend income	3	-	-	-	2	-	5

Net earned insurance premiums	2,499	844	-	-	-	(7)	3,336

Other operating income	373	124	226	2	163	(298)	590

Total operating income	12,816	9,354	14,721	653	1,170	(305)	38,409

Net insurance claims incurred and movement in liabilities to policyholders	(2,614)	(785)	-	-	-	1	(3,398)

Net operating income before loan impairment charges and other credit risk provisions	10,202	8,569	14,721	653	1,170	(304)	35,011

Loan impairment (charges)/ releases and other credit risk provisions	(634)	(266)	80	1	1	-	(818)

Net operating income	9,568	8,303	14,801	654	1,171	(304)	34,193

Operating expenses	(7,451)	(4,098)	(4,781)	(430)	(627)	304	(17,083)

Operating profit	2,117	4,205	10,020	224	544	-	17,110

Share of profit in associates and joint ventures	1,031	5,459	1,137	-	-	-	7,627

Profit before tax	3,148	9,664	11,157	224	544	-	24,737

Share of profit before tax	5.3%	16.3%	18.9%	0.4%	1.0%	-	41.9%

Net loans and advances to customers	374,654	408,325	367,021	34,150	1,486	-	1,185,636

Customer accounts	519,131	365,940	493,847	87,635	490	-	1,467,043

Rest of Asia-Pacific
	Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Other	Intra- segment elimination	Total
	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

Period ended 30 June 2013

Net interest income	6,681	5,242	7,628	40	585	112	20,288

Net fee income/(expense)	2,898	2,209	2,862	33	(64)	-	7,938

Net trading income/(expense)	311	754	4,635	8	(3,381)	(112)	2,215

Net income/(expense) from financial instruments designated at fair value	(32)	1	(2)	-	19	-	(14)

Gains less losses from financial investments	4	2	5	-	10	-	21

Dividend income	2	1	-	-	1	-	4

Net earned insurance premiums	2,509	638	-	1	-	(14)	3,134

Gain on reclassification of Industrial Bank	-	-	-	-	8,454	-	8,454

Gain on sale of Ping An	-	-	-	-	34,070	-	34,070

Other operating income	982	(2)	322	1	440	(249)	1,494

Total operating income	13,355	8,845	15,450	83	40,134	(263)	77,604

Net insurance claims incurred and movement in liabilities to policyholders	(2,004)	(441)	-	(1)	-	9	(2,437)

Net operating income before loan impairment charges and other credit risk provisions	11,351	8,404	15,450	82	40,134	(254)	75,167

Loan impairment (charges)/ releases and other credit risk provisions	(782)	(322)	88	-	(1)	-	(1,017)

Net operating income	10,569	8,082	15,538	82	40,133	(254)	74,150

Operating expenses	(8,262)	(3,829)	(4,653)	(72)	(236)	254	(16,798)

Operating profit	2,307	4,253	10,885	10	39,897	-	57,352

Share of profit in associates and joint ventures	1,001	5,293	1,115	-	3	-	7,412

Profit before tax	3,308	9,546	12,000	10	39,900	-	64,764

Share of profit before tax	3.4%	10.0%	12.6%	-	41.8%	-	67.8%

Net loans and advances to customers	350,622	375,218	332,453	2,591	1,435	-	1,062,319

Customer accounts	489,762	324,829	452,566	3,806	890	-	1,271,853

Results by Global Business

Global business	Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Other	Intra- segment elimination	Total

	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

Period ended 30 June 2014

Net interest income/(expense)	19,127	12,708	14,306	671	(135)	510	47,187

Net fee income	10,470	6,088	5,129	691	43	-	22,421

Net trading income	757	1,598	7,676	613	100	(510)	10,234

Net income/(expense) from financial instruments designated at fair value	3,118	(130)	18	-	(58)	-	2,948

Gains less losses from financial investments	2	34	47	-	3,330	-	3,413

Dividend income	4	-	-	-	151	-	155

Net earned insurance premiums	26,946	2,803	-	-	-	(7)	29,742

Other operating income	2,639	396	417	2	4,409	(3,255)	4,608

Total operating income	63,063	23,497	27,593	1,977	7,840	(3,262)	120,708

Net insurance claims incurred and movement in liabilities to policyholders	(29,439)	(2,735)	-	-	-	1	(32,173)

Net operating income before loan impairment charges and other credit risk provisions	33,624	20,762	27,593	1,977	7,840	(3,261)	88,535

Loan impairment (charges)/ releases and other credit risk provisions	(1,186)	(519)	110	1	-	-	(1,594)

Net operating income	32,438	20,243	27,703	1,978	7,840	(3,261)	86,941

Operating expenses	(15,556)	(7,310)	(10,133)	(1,089)	(4,839)	3,261	(35,666)

Operating profit	16,882	12,933	17,570	889	3,001	-	51,275

Share of profit in associates and joint ventures	1,221	5,460	1,139	-	1	-	7,821

Profit before tax	18,103	18,393	18,709	889	3,002	-	59,096

Share of profit before tax	30.6%	31.1%	31.7%	1.5%	5.1%	-	100.0%

Net loans and advances to customers	895,509	1,022,514	782,973	96,236	12,147	-	2,809,379

Customer accounts	2,199,091	1,155,975	829,735	233,595	2,054	-	4,420,450

Global business	Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Other	Intra- segment elimination	Total
	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

Period ended 30 June 2013

Net interest income/(expense)	18,820	11,657	12,343	40	(908)	53	42,005

Net fee income/(expense)	10,879	6,049	5,843	33	(64)	-	22,740

Net trading income/(expense)	672	1,463	9,686	8	(3,416)	(55)	8,358

Net income/(expense) from financial instruments designated at fair value	(1,904)	(97)	25	-	(25)	2	(1,999)

Gains less losses from financial investments	4	2	156	-	10	-	172

Dividend income	3	1	16	-	107	-	127

Net earned insurance premiums	25,099	2,719	-	1	-	(16)	27,803

Gain on reclassification of Industrial Bank	-	-	-	-	8,454	-	8,454

Gain on sale of Ping An	-	-	-	-	34,070	-	34,070

Other operating income	3,032	208	495	1	5,722	(3,404)	6,054

Total operating income	56,605	22,002	28,564	83	43,950	(3,420)	147,784

Net insurance claims incurred and movement in liabilities to policyholders	(22,796)	(2,475)	-	(1)	-	9	(25,263)

Net operating income before loan impairment charges and other credit risk provisions	33,809	19,527	28,564	82	43,950	(3,411)	122,521

Loan impairment (charges)/ releases and other credit risk provisions	(1,362)	(146)	137	-	-	-	(1,371)

Net operating income	32,447	19,381	28,701	82	43,950	(3,411)	121,150

Operating expenses	(15,866)	(6,731)	(9,522)	(72)	(4,430)	3,411	(33,210)

Operating profit	16,581	12,650	19,179	10	39,520	-	87,940

Share of profit in associates and joint ventures	1,196	5,294	1,117	-	3	-	7,610

Profit before tax	17,777	17,944	20,296	10	39,523	-	95,550

Share of profit before tax	18.6%	18.8%	21.2%	-	41.4%	-	100.0%

Net loans and advances to customers	847,891	928,140	673,160	2,591	12,158	-	2,463,940

Customer accounts	2,035,504	1,006,453	730,046	3,806	2,992	-	3,778,801

Results commentary

We reported a pre-tax profit of HK$59,096m compared with HK$95,550m in the first half of 2013. In Hong Kong, profit before tax was HK$34,359m compared with HK$30,786m, while in Rest of Asia-Pacific, profit before tax was HK$24,737m compared with HK$64,764m.

The results included the gain on disposal of our investment in Bank of Shanghai of HK$3,320m in the first half of 2014 reported in Hong Kong, and a net gain of HK$30,747m on the sale of our shares in Ping An Insurance (Group) Company of China, Limited ('Ping An') and the accounting gain of HK$8,454m on the reclassification of Industrial Bank Co. Ltd ('Industrial Bank'), both reported in Rest of Asia-Pacific, in the first half of 2013. Excluding these gains, profit before tax was relatively unchanged compared with the first half of 2013, as revenue growth was offset by increased costs as we continued to invest in the business.

We continued to focus on our strategic priorities for Asia, using our international network to connect customers across borders. We progressed with the closure of non-core operations, completed the sale of our investment in Bank of Shanghai and implemented the Retail Banking Incentive Framework that removes the formulaic link between product sales and remuneration.

In Hong Kong, we grew our average mortgage balances in RBWM by 2%, while activity levels in the property market were subdued, with average loan-to-value ratios of 47% on new mortgage drawdowns and an estimated 32% on the portfolio as a whole. We saw continued adoption of our mobile banking applications, extended the contactless payments system to Android phones and were awarded 'International Retail Bank of the Year' by Asian Banking and Finance and 'Best Regional Retail Bank' by The Asian Banker.

The collaboration between CMB and GB&M continued to strengthen, raising significant finance for our clients from debt capital markets. Our ongoing collaboration efforts were a key factor in being named as the 'Best Bank in Asia' by The Euromoney Awards for Excellence 2014. In addition, we were awarded 'Best Trade Finance Bank in Hong Kong' by both The Asian Banker and The Corporate Treasurer.

In GB&M, we maintained our market leadership in Hong Kong dollar bond issuance and also led the market in Asia ex-Japan G3 currency bonds and Asian local currency bonds, demonstrating the strength of our network and capabilities. We were involved in three of the five largest equity capital markets transactions in Hong Kong during the period.

We continued to lead the market in offshore renminbi ('RMB') bond issuance in Hong Kong and were one of the first foreign banks to announce RMB cross-border pooling capability in the Shanghai Free Trade Zone. We completed Japan's first RMB-denominated import transaction, were the first foreign custodian bank in mainland China to service a Singaporean RMB qualified foreign institutional investor and won 'Best Overall Offshore RMB Products and Services' in the AsiaMoney Offshore RMB Poll 2014.

In mainland China, we continued to expand our branch network with 167 HSBC outlets, 24 HSBC rural bank outlets and 50 Hang Seng Bank outlets at the end of June 2014. We streamlined the mortgage application process in mainland China and were awarded 'Best Foreign Retail Bank' by The Asian Banker for the sixth consecutive year. In Payments and Cash Management, we launched the Global Payments System which supports all cross-border payments in and out of mainland China in all currencies, including RMB. In M&A, we were adviser to a number of state-owned enterprises on significant overseas investments and acquisitions.

In India, we were adviser on two of the largest mergers and acquisitions transactions in the first half of 2014, assisting UK corporations investing in India, and in Wealth Management we launched Managed Solutions, a multi-asset fund series. In Australia, we were mandated lead arranger for the largest mining project financing deal and were awarded 'Best Project Finance House in Asia' by The Asset AAA Award 2013.

Net interest income rose by HK$5,182m compared with the first half of 2013, primarily in Hong Kong and mainland China from growth in Balance Sheet Management income, increased term lending and growth in customer deposits.

The rise in Balance Sheet Management income reflected portfolio growth and higher reinvestment rates. Average term lending balances increased, driven by strong loan growth to GB&M clients in Hong Kong and mainland China, and in CMB from property-related, commercial and industrial lending. The benefit of this growth was partly offset by lending spread compression compared with the first half of 2013, although spreads in CMB in the first half of 2014 were broadly unchanged from the end of 2013.

Deposit balances increased in Payments and Cash Management in GB&M and CMB, notably in Hong Kong, as well as in Taiwan, mainland China and Singapore. Deposit balances in RBWM also increased, mainly in Hong Kong, in part from new Premier customers, while net interest income growth in mainland China reflected a widening of deposit spreads as market interest rates rose in the first half of 2014.

Additionally, in RBWM, higher net interest income reflected growth in the debt securities portfolio of our insurance business in Hong Kong reflecting a rise in premium income, while increased mortgage lending across the region was offset by asset spread compression.

Net fee income decreased by HK$319m, mainly in GB&M, due to a reduction in fees received from other regions reflecting lower activity in markets. In addition, fees from debt underwriting and corporate finance activity decreased due to reduced issuance volumes and the non-recurrence of significant transaction fees in the first half of 2013. These factors were partly offset by the impact of the acquisition of the Hong Kong and Singapore Global Private Banking ('GPB') businesses of HSBC Private Bank (Suisse) SA in late 2013 and higher equity underwriting fees in Hong Kong.

Net trading income was HK$1,876m higher due to the non-recurrence of adverse fair value movements on the Ping An contingent forward sale contract of HK$3,323m, partly offset by an adverse Debit Valuation Adjustment ('DVA') compared with a favourable DVA in the first half of 2013. Excluding these items, net trading income fell, mainly on structured deposits in mainland China from both revaluation losses as yield curves fell and increased interest expense from volume growth where the related income is included in Net interest income.

Net income from financial instruments designated at fair value was HK$2,948m in the first half of 2014 compared with a net loss of HK$1,999m a year earlier, primarily due to higher investment returns on assets held by the insurance business in Hong Kong reflecting improved equity market performance. To the extent that these investment returns were attributed to policyholders holding unit-linked insurance policies and insurance contracts with discretionary participation features ('DPF'), there was a corresponding movement in Net insurance claims incurred and movement in liabilities to policyholders.

Gains less losses from financial investments were HK$3,413m compared with HK$172m, primarily reflecting the gain on disposal of our investment in Bank of Shanghai of HK$3,320m in the first half of 2014.

Net earned insurance premiums grew by 7%, mainly in Hong Kong, due to increased new business from deferred annuity, universal life and endowment contracts, coupled with higher renewals. This was partly offset by lower new business from unit-linked contracts. The growth in premiums resulted in a corresponding increase in Net insurance claims incurred and movement in liabilities to policyholders.

Other operating income decreased by HK$1,446m, as the comparable period in 2013 included a gain on the disposal of our investment in Bao Viet Holdings of HK$810m, while 2014 included lower revaluation and disposal gains on investment properties and a loss on the reclassification of our banking associate in Vietnam of HK$251m, partly offset by an increase in PVIF assets due to favourable market conditions and a rise in the value of new business.

LICs increased by HK$223m, primarily in CMB in Hong Kong due to a rise in individually assessed impairment charges and the non-recurrence of collective impairment releases. This was partly offset by lower collective impairment charges in RBWM in Malaysia reflecting reduced delinquencies, and the non-recurrence of individually assessed impairments on a few corporate exposures in Australia.

Operating expenses rose by HK$2,456m, reflecting investment in the region, notably in risk and compliance initiatives such as Global Standards as well as increased utilisation of Global Services Centres. Staff costs rose from inflationary pressures and additional headcount, notably in Hong Kong to support business growth. Higher costs also reflected higher property costs in Hong Kong from rent inflation and refurbishments, ongoing branch expansion in mainland China and the impact of the acquisition of the Hong Kong and Singapore GPB businesses from HSBC Private Bank (Suisse) SA in late 2013.

Share of profit from associates and joint ventures rose, primarily from Bank of Communications, reflecting higher fees and trade revenues, along with increased net interest income from balance sheet growth, partly offset by higher operating expenses and increased loan impairment charges.

Consolidated Income Statement

	Half-year ended 30 June 2014	Half-year ended 30 June 2013
	HK$m	HK$m

Interest income	62,621	57,059
Interest expense	(15,434)	(15,054)

Net interest income	47,187	42,005

Fee income	25,324	25,984
Fee expense	(2,903)	(3,244)

Net fee income	22,421	22,740

Net trading income	10,234	8,358
Net income/(expense) from financial instruments designated at fair value	2,948	(1,999)
Gains less losses from financial investments	3,413	172
Dividend income	155	127
Net earned insurance premiums	29,742	27,803
Gain on reclassification of Industrial Bank	-	8,454
Gain on sale of Ping An	-	34,070
Other operating income	4,608	6,054

Total operating income	120,708	147,784

Net insurance claims incurred and movement in liabilities to policyholders	(32,173)	(25,263)

Net operating income before loan impairment charges
and other credit risk provisions	88,535	122,521

Loan impairment charges and other credit risk provisions	(1,594)	(1,371)

Net operating income	86,941	121,150

Employee compensation and benefits	(19,285)	(18,182)
General and administrative expenses	(13,548)	(12,241)
Depreciation of property, plant and equipment	(2,026)	(1,986)
Amortisation and impairment of intangible assets	(807)	(801)

Total operating expenses	(35,666)	(33,210)

Operating profit	51,275	87,940

Share of profit in associates and joint ventures	7,821	7,610

Profit before tax	59,096	95,550

Tax expense	(9,192)	(8,047)

Profit for the period	49,904	87,503

Profit attributable to shareholders of the parent company	46,667	80,511
Profit attributable to non-controlling interests	3,237	6,992

Consolidated Statement of Comprehensive Income
	Half-year ended 30 June 2014	Half-year ended 30 June 2013
	HK$m	HK$m

Profit for the period	49,904	87,503

Other comprehensive income/(expense) - Items that will be reclassified subsequently to the income statement when specific conditions are met:

Available-for-sale investments:
- fair value changes taken to equity	4,485	(5,685)
- fair value changes transferred to the income statement on disposal	(3,407)	(34,280)
- amounts transferred to the income statement on impairment	(21)	-
- fair value changes transferred to the income statement on hedged items	(310)	946
- income taxes	(870)	555

Cash flow hedges:
- fair value changes taken to equity	(1,515)	4,273
- fair value changes transferred to the income statement	1,337	(4,346)
- income taxes	46	9

Share of changes in equity of associates and joint ventures	(277)	16

Exchange differences	(776)	(4,983)

- Items that will not be reclassified subsequently to the income statement:

Property revaluation:
- fair value changes taken to equity	1,768	3,439
- income taxes	(278)	(570)

Remeasurement of defined benefit:
- before income taxes	(250)	1,948
- income taxes	6	(327)

Other comprehensive expense for the period, net of tax	(62)	(39,005)

Total comprehensive income for the period, net of tax	49,842	48,498

Total comprehensive income for the period attributable to:
- shareholders of the parent company	46,748	42,650
- non-controlling interests	3,094	5,848

	49,842	48,498

Consolidated Balance Sheet
	At 30 June 2014	At 31 December 2013
	HK$m	HK$m

Assets
Cash and balances at central banks	130,527	158,879
Items in the course of collection from other banks	31,798	16,346
Hong Kong Government certificates of indebtedness	206,474	195,554
Trading assets	396,954	311,400
Financial assets designated at fair value	96,311	90,146
Derivatives	303,891	388,727
Reverse repurchase agreements - non-trading	229,899	150,584
Placings with and advances to banks	559,664	564,521
Loans and advances to customers	2,809,379	2,619,245
Financial investments	1,375,495	1,379,771
Amounts due from Group companies	200,126	161,975
Interests in associates and joint ventures	112,828	107,852
Goodwill and intangible assets	44,444	41,882
Property, plant and equipment	102,158	101,240
Deferred tax assets	2,015	2,294
Other assets	163,700	148,939

Total assets	6,765,663	6,439,355

Liabilities
Hong Kong currency notes in circulation	206,474	195,554
Items in the course of transmission to other banks	52,655	34,240
Repurchase agreements - non-trading	31,147	6,312
Deposits by banks	229,642	231,358
Customer accounts	4,420,450	4,253,698
Trading liabilities	241,399	195,032
Financial liabilities designated at fair value	48,197	41,715
Derivatives	292,965	365,052
Debt securities in issue	49,710	52,334
Retirement benefit liabilities	5,290	4,856
Amounts due to Group companies	172,464	91,797
Other liabilities and provisions	91,050	88,809
Liabilities under insurance contracts issued	295,279	276,180
Current tax liabilities	6,556	3,722
Deferred tax liabilities	16,872	16,051
Subordinated liabilities	13,217	13,107
Preference shares	36,564	47,314

Total liabilities	6,209,931	5,917,131

Equity
Share capital	96,052	85,319
Other reserves	91,699	89,564
Retained profits	316,785	290,926
Proposed dividend	9,250	15,000

Total shareholders' equity	513,786	480,809
Non-controlling interests	41,946	41,415

Total equity	555,732	522,224

Total equity and liabilities	6,765,663	6,439,355

December 2013 comparatives have been re-presented to conform to the current period's presentation. For details of the changes in presentation, see note 24.

Consolidated Statement of Changes in Equity
	Half-year ended 30 June 2014	Half-year ended 31 December 2013	Half-year ended 30 June 2013
	HK$m	HK$m	HK$m

Share capital
At beginning of period	85,319	58,969	58,969
Shares issued	10,733	26,350	-

	96,052	85,319	58,969

Retained profits and proposed dividend
At beginning of period	305,926	296,493	244,640
Dividends paid	(24,250)	(18,000)	(29,000)
Movement in respect of share-based payment arrangements	(126)	(105)	(250)
Other movements	(10)	(30)	37
Transfers	(1,811)	(11,129)	(697)
Total comprehensive income for the period	46,306	38,697	81,763

	326,035	305,926	296,493

Other reserves
Property revaluation reserve
At beginning of period	46,336	45,170	43,451
Transfers	(723)	(626)	(761)
Total comprehensive income for the period	1,404	1,792	2,480

	47,017	46,336	45,170

Available-for-sale investment reserve
At beginning of period	3,280	3,506	40,580
Other movements	(307)	(24)	17
Total comprehensive expense for the period	(367)	(202)	(37,091)

	2,606	3,280	3,506

Cash flow hedge reserve
At beginning of period	197	153	210
Total comprehensive income/(expense) for the period	(131)	44	(57)

	66	197	153

Foreign exchange reserve
At beginning of period	9,619	10,745	15,193
Total comprehensive expense for the period	(469)	(1,126)	(4,448)

	9,150	9,619	10,745

Other reserves
At beginning of period	30,132	35,946	34,356
Movement in respect of share-based payment arrangements	189	79	161
Other movements	-	(17,482)	(32)
Transfers	2,534	11,755	1,458
Total comprehensive income/(expense) for the period	5	(166)	3

	32,860	30,132	35,946

	Half-year ended 30 June 2014	Half-year ended 31 December 2013	Half-year ended 30 June 2013
	HK$m	HK$m	HK$m

Total shareholders' equity
At beginning of period	480,809	450,982	437,399
Shares issued	10,733	26,350	-
Dividends paid	(24,250)	(18,000)	(29,000)
Movement in respect of share-based payment arrangements	63	(26)	(89)
Other movements	(317)	(17,536)	22
Total comprehensive income for the period	46,748	39,039	42,650

	513,786	480,809	450,982

Non-controlling interests
At beginning of period	41,415	39,359	35,679
Dividends paid	(2,388)	(1,592)	(2,244)
Movement in respect of share-based payment arrangements	3	5	6
Other movements	(178)	(1)	70
Total comprehensive income for the period	3,094	3,644	5,848

	41,946	41,415	39,359

Total equity
At beginning of period	522,224	490,341	473,078
Shares issued	10,733	26,350	-
Dividends paid	(26,638)	(19,592)	(31,244)
Movement in respect of share-based payment arrangements	66	(21)	(83)
Other movements	(495)	(17,537)	92
Total comprehensive income for the period	49,842	42,683	48,498

	555,732	522,224	490,341

4,293,500,000 additional shares were issued on 27 June 2014 (31 December 2013: 10,540,000,000; 30 June 2013: nil) for a consideration of HK$10,733m (31 December 2013: HK$26,350m; 30 June 2013: nil) as we continue to convert preference share capital to equity share capital to assist in meeting Basel III capital requirements.

Consolidated Cash Flow Statement
	Half-year ended 30 June 2014	Half-year ended 30 June 2013
	HK$m	HK$m

Operating activities

Cash generated from/(used in) operations	29,841	(25,471)
Interest received on financial investments	7,477	6,415
Dividends received on financial investments	85	137
Dividends received from associates	70	142
Taxation paid	(4,739)	(4,714)

Net cash inflow/(outflow) from operating activities	32,734	(23,491)

Investing activities

Purchase of financial investments	(186,839)	(136,433)
Proceeds from sale or redemption of financial investments	204,118	145,245
Purchase of property, plant and equipment	(917)	(6,325)
Proceeds from sale of property, plant and equipment and assets held for sale	153	968
Purchase of other intangible assets	(678)	(634)
Proceeds from the sale of interests in associates and joint ventures	-	2,847
Net cash inflow/(outflow) from the sale of interests in business portfolios	2,953	(3,281)

Net cash inflow from investing activities	18,790	2,387

Net cash inflow/(outflow) before financing activities	51,524	(21,104)

Financing activities

Issue of ordinary share capital	10,733	-
Redemption of preference shares	(10,736)	(29,065)
Repayment of subordinated liabilities	-	(338)
Issue of subordinated liabilities	12,402	-
Ordinary dividends paid	(24,250)	(29,000)
Dividends paid to non-controlling interests	(2,388)	(2,244)
Interest paid on preference shares	(790)	(1,664)
Interest paid on subordinated liabilities	(462)	(415)

Net cash outflow from financing activities	(15,491)	(62,726)

Increase/(decrease) in cash and cash equivalents	36,033	(83,830)

Changes in cash and cash equivalents

	2014	2013
	HK$m	HK$m

At 1 January	687,596	707,186
Net cash inflow/(outflow) before the effect of foreign exchange movements	36,033	(83,830)
Effect of foreign exchange movements	4,590	(16,823)

At 30 June	728,219	606,533

Additional Information

1. Net interest income

	Half-year ended 30 June 2014	Half-year ended 30 June 2013
	HK$m	HK$m

Net interest income	47,187	42,005
Average interest-earning assets	4,893,026	4,407,701
Net interest spread	1.83%	1.80%
Net interest margin	1.94%	1.92%

Net interest income rose by HK$5,182m, or 12% compared with the first half of 2013, primarily in Balance Sheet Management in Hong Kong and mainland China, increased customer lending and growth in customer deposits, as well as an improved net interest margin.

Average interest-earning assets increased by HK$485bn or 11% compared with the first half of 2013. Average customer lending increased by 13%, with notable growth in term lending, trade-related lending and mortgages, while financial investments increased by 4%.

Net interest margin increased by two basis points to 1.94% compared with the first half of 2013. The net interest spread increased by three basis points, while the contribution from net free funds decreased by one basis point. The increase in net interest margin resulted from lower funding costs as short-term interest rates reduced, partly offset by compressed spreads on customer lending and an increase in the commercial surplus deployed in lower yielding assets following the purchase of the Hong Kong and Singapore GPB businesses from HSBC Private Bank (Suisse) SA in late-2013.

In Hong Kong, the Bank recorded a decrease in net interest margin of 15 basis points to 1.21% mainly due to the inclusion of the Hong Kong GPB business. Excluding this, the net interest margin decreased from reduced asset spreads on customer lending, notably on term and trade-related lending, partly offset by reduced funding costs on customer deposits as short-term interest rates reduced.

At Hang Seng Bank, the net interest margin increased by 13 basis points to 2.20% and the net interest spread increased by 11 basis points to 2.09%. The spread on customer lending improved, notably on term lending, partly offset by narrower deposit spreads in Hong Kong in a competitive deposit market.

In the Rest of Asia-Pacific, the net interest margin was 1.98%, seven basis points lower than the first half of 2013 due to the inclusion of the Singapore GPB business. Excluding this, the net interest margin decreased slightly from central bank rate cuts and reduced deposit spreads, while competitive pressures and our focus on secured lending reduced asset spreads.

2. Net fee income

	Half-year ended 30 June 2014	Half-year ended 30 June 2013
	HK$m	HK$m

Account services	1,439	1,373
Credit facilities	1,643	1,498
Import/export	2,391	2,473
Remittances	1,710	1,625
Securities/broking	3,618	3,822
Cards	3,451	3,471
Insurance	723	693
Unit trusts	3,372	3,121
Funds under management	1,919	2,174
Underwriting	1,185	1,184
Other	3,873	4,550

Fee income	25,324	25,984
Fee expense	(2,903)	(3,244)

	22,421	22,740

3. Net trading income

	Half-year ended 30 June 2014	Half-year ended 30 June 2013
	HK$m	HK$m

Ping An contingent forward sale contract	-	(3,323)
Dealing profits	7,769	8,693
Net interest income on trading assets and liabilities	1,951	2,431
Dividend income from trading securities	523	562
Net loss from hedging activities	(9)	(5)

	10,234	8,358

4. Gains less losses from financial investments

	Half-year ended 30 June 2014	Half-year ended 30 June 2013
	HK$m	HK$m

Gain on sale of Ping An	-	34,070

Gain on sale of Bank of Shanghai	3,320	-
Gains on disposal of available-for-sale securities	102	200
Impairment of available-for-sale equity investments	(9)	(28)

	3,413	172

In 2013, we recorded a gross gain on the sale of our shareholding in Ping An of HK$34,070m, which was partly offset by the adverse fair value movement of HK$3,323m on the contingent forward sale contract included in 'Net trading income', leading to a net gain for the period of HK$30,747m.

For the group's accounting policy on the impairment of available-for-sale equity investments and how this specifically applies to Industrial Bank, please see note 25.

5. Other operating income

	Half-year ended 30 June 2014	Half-year ended 30 June 2013
	HK$m	HK$m

Gain on reclassification of Industrial Bank	-	8,454

Movement in present value of in-force insurance business	2,416	1,745
Gain on investment properties	319	1,186
Gain on disposal of property, plant and equipment, and assets held for sale	48	306
Gain on disposal of subsidiaries, associates, joint ventures and business portfolios	88	829
Loss on reclassification of TechCom Bank	(251)	-
Other	1,988	1,988

	4,608	6,054

6. Insurance income

Included in the consolidated income statement are the following revenues earned by the insurance business:

	Half-year ended 30 June 2014	Half-year ended 30 June 2013
	HK$m	HK$m

Net interest income	4,552	4,234
Net fee income	1,102	905
Net trading loss	(91)	(393)
Net income/(expense) from financial instruments designated at fair value	2,988	(2,001)
Net earned insurance premiums	29,742	27,803
Movement in present value of in-force business	2,416	1,745
Other operating income	126	1,095

	40,835	33,388
Net insurance claims incurred and movement in liabilities to policyholders	(32,173)	(25,263)

Net operating income	8,662	8,125

Net interest income increased by 8%, driven by growth of the debt securities portfolio in our insurance business, reflecting net inflows from new and renewal insurance premiums.

Net income from financial instruments designated at fair value was HK$2,988m compared with a loss of HK$2,001m in the first half of 2013, reflecting improved equity market performance and increased bond prices. To the extent that revaluation is attributed to policyholders, there is an offsetting movement reported under 'Net insurance claims incurred and movement in liabilities to policyholders'.

Net earned insurance premiums grew by 7%, mainly in Hong Kong, due to increased new business from deferred annuity, universal life and endowment contracts, coupled with higher renewals. This was partly offset by lower new business from unit-linked contracts. The growth in premiums resulted in a corresponding increase in 'Net insurance claims incurred and movement in liabilities to policyholders'.

The movement in present value of in-force business increased by HK$671m, largely due to a favourable market conditions update, as well as an increase in the value of new business compared with the first half of 2013.

Other operating income in the first half of 2013 included the gains on sale of our interests in Bao Viet Holdings and Hana HSBC Life Insurance Company Limited of HK$810m and HK$214m respectively, offset by the disposal loss on the life insurance business in Taiwan of HK$276m.

7. Loan impairment charges and other credit risk provisions

	Half-year ended 30 June 2014	Half-year ended 30 June 2013
	HK$m	HK$m

Individually assessed impairment charges:
New charges	1,138	915
Releases	(759)	(684)
Recoveries	(70)	(124)

	309	107

Collectively assessed impairment charges	1,285	1,114

Other credit risk provisions	-	150

Loan impairment charges and other credit risk provisions	1,594	1,371

There were no impairment losses or provisions against held-to-maturity or available-for-sale debt investments (2013: nil).

8. Employee compensation and benefits

	Half-year ended 30 June 2014	Half-year ended 30 June 2013
	HK$m	HK$m

Wages and salaries	17,616	16,605
Social security costs	513	479
Retirement benefit costs	1,156	1,098

	19,285	18,182

	At 30 June 2014	At 31 December 2013
Staff numbers by region - full-time equivalent

Hong Kong	28,421	28,134
Rest of Asia-Pacific	38,685	38,887

Total	67,106	67,021

9. General and administrative expenses

	Half-year ended 30 June 2014	Half-year ended 30 June 2013
	HK$m	HK$m

Premises and equipment
-. Rental expenses	1,777	1,696
-. Other premises and equipment	1,921	1,805

	3,698	3,501
Marketing and advertising expenses	1,858	1,674
Other administrative expenses	7,992	7,066

	13,548	12,241

10. Share of profit in associates and joint ventures

Share of profit in associates and joint ventures principally represents the group's share of post-tax profits from Bank of Communications. See note 16 for further information on our interests in associates.

11. Tax expense

The tax expense in the consolidated income statement comprises:

	Half-year ended 30 June 2014	Half-year ended 30 June 2013
	HK$m	HK$m

Current income tax
- Hong Kong profits tax	4,547	4,536
- Overseas taxation	4,553	4,510
Deferred taxation	92	(999)

	9,192	8,047

The effective tax rate for the first half of 2014 was 15.5%, compared with 8.4% for the first half of 2013 as non-taxable gains from disposals and reclassifications were significantly higher in 2013.

12. Dividends

	Half-year ended 30 June 2014		Half-year ended 30 June 2013
	HK$		HK$
	per share	HK$m	per share	HK$m

Ordinary dividends paid
- fourth interim dividend in respect of the previous financial year approved and paid during the year	0.44	15,000	0.85	20,000
- first interim dividend paid	0.27	9,250	0.38	9,000

	0.71	24,250	1.23	29,000

The Directors have declared a second interim dividend in respect of the half-year ended 30 June 2014 of HK$0.24 per ordinary share (HK$9,250m).

13. Loans and advances to customers

	At 30 June 2014	At 31 December 2013
	HK$m	HK$m
		(Re-presented)

Gross loans and advances to customers	2,818,972	2,628,746

Impairment allowances:
-. Individually assessed	(5,051)	(5,007)
-. Collectively assessed	(4,542)	(4,494)

	(9,593)	(9,501)

Net loans and advances to customers	2,809,379	2,619,245

Allowances as a percentage of gross loans and advances to customers:
-. Individually assessed	0.18%	0.19%
-. Collectively assessed	0.16%	0.17%

Total allowances	0.34%	0.36%

14. Impairment allowances against loans and advances to customers

	Individually assessed	Collectively assessed	Total
	HK$m	HK$m	HK$m

At 1 January 2014	5,007	4,494	9,501
Amounts written off	(399)	(1,709)	(2,108)
Recoveries of loans and advances written off in previous years	70	514	584
Net charge to income statement	309	1,285	1,594
Unwinding of discount of loan impairment	(64)	(42)	(106)
Exchange and other adjustments	128	-	128

At 30 June 2014	5,051	4,542	9,593

15. Analysis of loans and advances to customers based on categories used by the HSBC Group

The following analysis of loans and advances to customers is based on categories used by the HSBC Group, including The Hongkong and Shanghai Banking Corporation Limited and its subsidiaries, to manage associated risks.

		Rest of
	Hong Kong	Asia-Pacific	Total
At 30 June 2014	HK$m	HK$m	HK$m

Residential mortgages	426,191	313,903	740,094
Credit card advances	48,311	26,723	75,034
Other personal	120,476	69,487	189,963

Total personal	594,978	410,113	1,005,091

Commercial, industrial and international trade	446,636	450,813	897,449
Commercial real estate	194,436	74,717	269,153
Other property-related lending	186,957	66,718	253,675
Government	6,498	1,885	8,383
Other commercial	138,214	152,804	291,018

Total corporate and commercial	972,741	746,937	1,719,678

Non-bank financial institutions	57,537	33,526	91,063
Settlement accounts	2,172	968	3,140

Total financial	59,709	34,494	94,203

Gross loans and advances to customers	1,627,428	1,191,544	2,818,972

Individually assessed impairment allowances	(1,519)	(3,532)	(5,051)
Collectively assessed impairment allowances	(2,166)	(2,376)	(4,542)

Net loans and advances to customers	1,623,743	1,185,636	2,809,379

At 31 December 2013 (Re-presented)

Residential mortgages	416,857	296,860	713,717
Credit card advances	49,843	29,824	79,667
Other personal	103,593	68,558	172,151

Total personal	570,293	395,242	965,535

Commercial, industrial and international trade	423,536	432,984	856,520
Commercial real estate	196,621	71,348	267,969
Other property-related lending	151,554	58,937	210,491
Government	5,728	2,190	7,918
Other commercial	112,939	131,788	244,727

Total corporate and commercial	890,378	697,247	1,587,625

Non-bank financial institutions	41,578	31,460	73,038
Settlement accounts	1,989	559	2,548

Total financial	43,567	32,019	75,586

Gross loans and advances to customers	1,504,238	1,124,508	2,628,746
Individually assessed impairment allowances	(1,349)	(3,658)	(5,007)
Collectively assessed impairment allowances	(2,131)	(2,363)	(4,494)

Net loans and advances to customers	1,500,758	1,118,487	2,619,245

Loans and advances to customers in Hong Kong increased by HK$123bn, or 8%, during the first half of 2014 largely from growth in corporate and commercial lending of HK$82bn, reflecting higher demand primarily in other property-related and utilities lending. Other personal lending balances increased by HK$17bn and residential mortgage lending increased by HK$9bn.

In the Rest of Asia-Pacific, loans and advances to customers increased by HK$67bn, or 6%, including favourable foreign exchange translation effects of HK$14bn. The underlying increase of HK$53bn was mainly from growth in corporate and commercial lending of HK$43bn from business growth in mainland China and Taiwan. Residential mortgage lending increased by HK$11bn, notably in mainland China and Taiwan.

16. Interests in associates and joint ventures

Bank of Communications Co., Limited ('BoCom')

For the period ended 30 June 2014, the group included BoCom's results on the basis of financial statements prepared for the 6 months to 31 March 2014, taking into account the financial effect of significant transactions or events in the subsequent period from 1 April 2014 to 30 June 2014.

Impairment testing

At 30 June 2014, the fair value of the group's investment in BoCom had been below the carrying amount for approximately 26 months, apart from a short period in 2013. As a result, the group performed an impairment test on the carrying amount of the investment in BoCom. The test confirmed that there was no impairment at 30 June 2014.

	At 30 June 2014			At 31 December 2013
	VIU	Carrying Value	Fair Value	VIU	Carrying Value	Fair Value
	HK$bn	HK$bn	HK$bn	HK$bn	HK$bn	HK$bn

BoCom	112.8	110.0	75.6	108.9	104.6	77.2

Basis of recoverable amount

The impairment test was performed by comparing the recoverable amount of BoCom, determined by a value-in-use ('VIU') calculation, with its carrying amount. The VIU calculation uses discounted cash flow projections based on management's estimates. Cash flows beyond the short to medium-term are then extrapolated in perpetuity using a long-term growth rate. An imputed capital maintenance charge ('CMC') is calculated as a deduction from forecast cash flows. The principal inputs to the CMC calculation include estimates of asset growth, the ratio of risk-weighted assets to total assets, and the expected regulatory capital requirements. Management judgement is required in estimating the future cash flows of BoCom.

During 2014, the ratio of risk-weighted assets to total assets and the cost-income ratio were further identified as key assumptions to which the VIU is sensitive.

Key assumptions in VIU calculation

Long-term growth rate: the growth rate used was 5% (2013: 5%) for periods after 2018 and does not exceed forecast GDP growth in China.

Discount rate: the discount rate of 13% (2013: 13%) was based on an internal cost of capital rate used to evaluate investments in mainland China and was adjusted upwards to reflect a degree of risk and uncertainty. We corroborated this against a range of rates derived by applying a Capital Asset Pricing Model ('CAPM') calculation for BoCom, using market data inputs. These data inputs consist of a number of financial and economic variables including the risk-free rate and a market premium to reflect the inherent risk of BoCom. The discount rate of 13% was further benchmarked against a range of estimates made by external analysts. The discount rate used was within the range of 11.2% to 15.3% (2013: 10.5% to 15.0%) indicated by the CAPM and external sources.

Loan impairment charge as a percentage of customer advances: the ratio increased from 0.63% to 1% (2013: 0.64% to 1%) in the short to medium-term. The long-term ratio was assumed to revert to a historical rate of 0.65% (2013: 0.64%). The rates were within the short to medium-term range forecasts of 0.52% to 1.11% (2013: 0.55% to 1.20%) disclosed by external analysts.

Risk-weighted assets as a percentage of total assets: the ratio used was 70.2% for periods from 2014 onwards to perpetuity (2013: 68.7%).

Cost-income ratio: the ratio used increased from 40.8% to 43.0% (2013: 39.7% to 43.2%) in the short to medium-term. The ratios were within the short to medium-term range forecasts of 39.8% to 44.3% (2013: 38.0% to 44.2%) disclosed by external analysts.

Sensitivity analyses were performed on each key assumption to ascertain the impact of reasonably possible changes in assumptions. The following changes to the key assumptions used in the VIU calculation would be necessary to reduce headroom to nil:

Key assumption	Changes to key assumption to reduce headroom to nil
• Long-term growth rate • Discount rate • Loan impairment charge as a percentage of customer advances • Risk-weighted assets as a percentage of total assets • Cost-income ratio	• Decrease by 13 basis points • Increase by 12 basis points • Increase by 2.5 basis points • Increase by 1% • Increase by 55 basis points

The following table further illustrates the impact on the VIU of reasonably possible changes to key assumptions. This reflects the sensitivity of the VIU to each key assumption on its own, but it is possible that more than one favourable and/or unfavourable change will occur at the same time.

At 30 June 2014 HK$bn Carrying value: 110.0	Favourable change		Current model	Unfavourable change

Long-term growth rate	+50bp	+100bp	5.00%	-50bp	-100bp
VIU	124.3	137.3	112.8	102.8	93.7
Increase/(decrease) in VIU	11.5	24.5		(10.0)	(19.1)

Discount rate	-50bp	-100bp	13.00%	+50bp	+100bp
VIU	125.4	139.9	112.8	101.9	92.3
Increase/(decrease) in VIU	12.6	27.1		(10.9)	(20.5)

Loan impairment charge as a percentage of customer advances	0.65% throughout		2014 - 2018: 0.63% to 1.00% 2019 onwards: 0.65%	1.00% from 2014 to 2018
VIU	116.1		112.8	105.5
Increase/(decrease) in VIU	3.3			(7.3)

Risk-weighted assets as a percentage of total assets	-100bp	-200bp	70.2% throughout	+100bp	+200bp
VIU	115.6	118.4	112.8	110.0	107.1
Increase/(decrease) in VIU	2.8	5.6		(2.8)	(5.7)

Cost-income ratio	-50bp	-100bp	2013 - 2018: 40.8% to 40.3% 2019 onwards: 43.0%	+50bp	+100bp
VIU	115.3	117.9	112.8	110.3	107.7
Increase/(decrease) in VIU	2.5	5.1		(2.5)	(5.1)

At 31 December 2013 HK$bn Carrying value: 104.6	Favourable change		Current model	Unfavourable change

Long-term growth rate	+50bp	+100bp	5.00%	-50bp	-100bp
VIU	119.3	131.3	108.9	99.7	91.5
Increase/(decrease) in VIU	10.4	22.4		(9.2)	(17.4)

Discount rate	-50bp	-100bp	13.00%	+50bp	+100bp
VIU	120.7	134.4	108.9	98.7	89.8
Increase/(decrease) in VIU	11.8	25.5		(10.2)	(19.1)

Loan impairment charge as a percentage of customer advances	0.64% throughout		2013 - 2018: 0.64% to 1.00% 2019 onwards: 0.64%	1.00% from 2014 to 2018
VIU	114.5		108.9	103.9
Increase/(decrease) in VIU	5.6			(5.0)

Risk-weighted assets as a percentage of total assets	-100bp	-200bp	68.7% throughout	+100bp	+200bp
VIU	111.4	114.0	108.9	106.2	103.6
Increase/(decrease) in VIU	2.5	5.1		(2.7)	(5.3)

Cost-income ratio	-50bp	-100bp	2013 - 2018: 39.7% to 43.2% 2019 onwards: 43.2%	+50bp	+100bp
VIU	111.2	113.8	108.9	106.4	103.9
Increase/(decrease) in VIU	2.3	4.9		(2.5)	(5.0)

Vietnam Technological & Commercial Joint Stock Bank ('TechCom Bank')

The group currently owns 19.41% of TechCom Bank. This investment was equity-accounted from October 2007 due to the group's representation on the Board of Directors and involvement in the Technical Support and Assistance Agreement. The terms of the group's nominated directors expired in April 2014 and the Technical Support and Assistance Agreement expired at the end of June 2014. As a result of these and other factors, the group considers that it is no longer in a position to exercise significant influence over TechCom Bank and ceased to account for the investment as an associate from that date. Thereafter, the holding in TechCom Bank is classified as an available-for-sale financial investment. The loss arising from this reclassification was HK$251m.

17. Other assets

	At	At
	30 June	31 December
	2014	2013
	HK$m	HK$m

Current taxation recoverable	659	2,034
Assets held for sale	171	4,476
Prepayments and accrued income	4,527	3,578
Accrued interest receivable	17,347	15,898
Acceptances and endorsements	33,788	34,239
Bullion	72,437	58,548
Other	34,771	30,166

	163,700	148,939

18. Customer accounts

	At 30 June 2014	At 31 December 2013
	HK$m	HK$m

Current accounts	903,937	862,138
Savings accounts	2,302,829	2,246,618
Other deposit accounts	1,213,684	1,144,942

	4,420,450	4,253,698

19. Other liabilities and provisions

	At	At
	30 June	31 December
	2014	2013
	HK$m	HK$m

Accruals and deferred income	22,950	26,021
Provisions for liabilities and charges	989	1,723
Acceptances and endorsements	33,817	34,239
Share-based payment liability to HSBC Holdings plc	1,684	2,303
Other liabilities	31,610	24,523

	91,050	88,809

20. Contingent liabilities and commitments

	At 30 June 2014	At 31 December 2013
	HK$m	HK$m
Contract amount:

Contingent liabilities	286,487	254,799
Commitments	1,813,457	1,701,733

	2,099,944	1,956,532

21. Capital adequacy

The following tables show the capital ratios, risk-weighted assets and capital base as contained in the 'Capital Adequacy Ratio' return required to be submitted to the Hong Kong Monetary Authority ('HKMA') by The Hongkong and Shanghai Banking Corporation Limited on a consolidated basis that is specified by the HKMA under the requirements of section 3C(1) of the Banking (Capital) Rules.

The group uses the advanced internal ratings-based approach to calculate its credit risk for the majority of its non-securitisation exposures and the internal ratings-based (securitisation) approach to determine credit risk for its banking book securitisation exposures. For market risk, the group uses an internal models approach to calculate its general market risk for the risk categories of interest rate exposures, foreign exchange (including gold) exposures, and equity exposures. The group also uses an internal models approach to calculate its market risk in respect of specific risk for interest rate exposures and equity exposures. The group uses the standardised (market risk) approach for calculating other market risk positions as well as trading book securitisation exposures, and the standardised (operational risk) approach to calculate its operational risk.

The Bank and its banking subsidiaries maintain a regulatory reserve to satisfy the provisions of the Banking Ordinance and local regulatory requirements for prudential supervision purposes. At 30 June 2014, the effect of this requirement is to restrict the amount of reserves which can be distributed to shareholders by HK$25,280m (31 December 2013: HK$22,563m). There are no relevant capital shortfalls in any of the group's subsidiaries at 30 June 2014 (31 December 2013: Nil) which are not included in its consolidation group for regulatory purposes.

The basis of consolidation for the calculation of capital ratios for regulatory purposes is different from that for accounting purposes. Further information on the regulatory consolidation basis is set out in the Supplementary Notes that will be posted in the Regulatory Disclosures section of our website www.hsbc.com.hk.

A detailed breakdown of the group's common equity tier 1 ('CET1') capital, additional tier 1 ('AT1') capital, tier 2 capital and regulatory deductions and a full reconciliation between the group's accounting and regulatory balance sheets can be viewed in the Supplementary Notes Appendices that will be posted in the Regulatory Disclosures section of our website www.hsbc.com.hk.

	At 30 June 2014	At 31 December 2013
	%	%
Capital ratios

CET1 capital	13.5	14.1
Tier 1 capital	13.5	14.1
Total capital	15.2	15.2

Risk weighted assets by risk type	HK$m	HK$m

Credit risk	2,103,877	1,978,266
Counterparty credit risk	118,408	95,603
Market risk	166,582	134,035
Operational risk	282,525	274,450

	2,671,392	2,482,354

Risk-weighted assets for credit risk increased during the first half of 2014, mainly due to loan growth together with the application of a 45% floor for loss-given-default estimates for unsecured bank exposures. Market risk also increased in the same period due to a higher incremental risk charge from increased trading positions and longer bond maturities.

The following table sets out the composition of the group's capital base under Basel III at 30 June 2014. The position at 30 June 2014 benefits from transitional arrangements which will be phased out.

Capital base

	At 30 June 2014	At 31 December 2013
	HK$m	HK$m
Common equity tier 1 ('CET1') capital
Shareholders' equity	464,759	436,529
Shareholders' equity per balance sheet	513,786	480,809
Revaluation reserve capitalisation issue	(1,454)	(1,454)
Unconsolidated subsidiaries	(47,573)	(42,826)

Non-controlling interests	26,680	24,464
Non-controlling interests per balance sheet	41,946	41,415
Non-controlling interests in unconsolidated subsidiaries	(4,673)	(4,237)
Surplus non-controlling interests disallowed in CET1	(10,593)	(12,714)

Regulatory deductions to CET1 capital	(130,771)	(109,888)
Valuation adjustments	(2,203)	(2,473)
Goodwill and intangible assets	(15,245)	(15,943)
Deferred tax assets net of deferred tax liabilities	(2,028)	(2,350)
Cash flow hedging reserve	24	(197)
Changes in own credit risk on fair valued liabilities	(736)	(1,117)
Defined benefit pension fund assets	(101)	(110)
Significant capital investments in unconsolidated financial sector entities	(22,710)	(875)
Property revaluation reserves 1	(50,955)	(50,073)
Regulatory reserve	(25,280)	(22,563)
Excess AT1 deductions	(11,537)	(14,187)

Total CET1 capital	360,668	351,105

Additional tier 1 ('AT1') capital
Total AT1 capital before regulatory deductions	31,732	38,866
Perpetual non-cumulative preference shares	25,213	30,651
Allowable non-controlling interests in AT1 capital	6,519	8,215

Regulatory deductions to AT1 capital	(31,732)	(38,866)
Significant capital investments in unconsolidated financial sector entities	(43,269)	(53,053)
Excess AT1 deductions	11,537	14,187

Total AT1 capital	-	-

Total tier 1 capital	360,668	351,105

Tier 2 capital
Total Tier 2 capital before regulatory deductions	90,392	82,915
Perpetual cumulative preference shares	3,100	8,413
Cumulative term preferences shares	8,138	8,141
Perpetual subordinated debt	9,337	9,346
Term subordinated debt	31,727	19,463
Property revaluation reserves 1	23,584	23,187
Impairment allowances and regulatory reserve eligible for inclusion in Tier 2 capital	14,506	13,519
Allowable non-controlling interests in Tier 2 capital	-	846

Regulatory deductions to Tier 2 capital	(46,125)	(55,910)
Significant capital investments in unconsolidated financial sector entities	(46,125)	(55,910)

Total tier 2 capital	44,267	27,005

Total capital	404,935	378,110

1 Includes the revaluation surplus on investment properties which is reported as part of retained profits and adjustments made in accordance with the Banking (Capital) Rules issued by the HKMA.

The following table shows the pro-forma Basel III end point basis position once all transitional arrangements have been phased out based on the Transition Disclosures Template. It should be noted that the pro-forma Basel III end point basis position takes no account of, for example, any future profits or management actions. In addition, the current regulations or their application may change before full implementation. Given this, the final impact on the group's capital ratios may differ from the pro-forma position, which is a mechanical application of the current rules to the balance sheet at 30 June 2014; it is not a projection. On this pro-forma basis, the group's CET1 ratio is 10.7%, which is above the Basel III minimum requirement, including the capital conservation buffer.

Reconciliation of regulatory capital from transitional basis to a pro-forma Basel III end point basis

	At 30 June 2014	At 31 December 2013
	HK$m	HK$m

CET1 capital on a transitional basis	360,668	351,105
Transitional provisions:
Significant capital investments in unconsolidated financial sector entities	(86,538)	(106,106)
Excess AT1 deductions	11,537	14,187

CET1 capital end point basis	285,667	259,186

AT1 capital on a transitional basis	-	-
Grandfathered instruments:
Perpetual Non-cumulative preference shares	(25,213)	(30,651)
Transitional provisions:
Allowable non-controlling interests in AT1 capital	(3,925)	(5,884)
Significant capital investments in unconsolidated financial sector entities	43,269	53,053
Excess AT1 deductions	(11,537)	(14,187)

AT1 capital end point basis	2,594	2,331

Tier 2 capital on a transitional basis	44,267	27,005
Grandfathered instruments:
Perpetual cumulative preference shares	(3,100)	(8,413)
Cumulative term preference shares	(8,138)	(8,141)
Perpetual subordinated debt	(9,337)	(9,346)
Term subordinated debt	(13,125)	(13,260)
Transitional provisions:
Significant capital investments in unconsolidated financial sector entities	43,269	53,053

Tier 2 capital end point basis	53,836	40,898

22. Fair value of financial instruments carried at fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

The following table provides an analysis of the basis for the valuation of financial assets and financial liabilities carried at fair value in the consolidated financial statements:

		Valuation techniques
	Quoted market price Level 1	Using observable inputs Level 2	With significant unobservable inputs Level 3	Third party total	Amounts with HSBC entities	Total
At 30 June 2014	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

Assets
Trading assets	190,747	205,666	541	396,954	-	396,954
Financial assets designated at fair value	72,438	22,267	1,606	96,311	-	96,311
Derivatives	7,535	217,440	706	225,681	78,210	303,891
Financial investments: available- for-sale	705,739	478,729	9,688	1,194,156	-	1,194,156

	976,459	924,102	12,541	1,913,102	78,210	1,991,312

Liabilities
Trading liabilities	69,544	152,967	18,888	241,399	-	241,399
Financial liabilities designated at fair value	-	48,197	-	48,197	-	48,197
Derivatives	9,033	198,698	1,270	209,001	83,964	292,965

	78,577	399,862	20,158	498,597	83,964	582,561

At 31 December 2013

Assets
Trading assets	145,520	165,216	664	311,400	-	311,400
Financial assets designated at fair value	63,781	25,012	1,353	90,146	-	90,146
Derivatives	14,295	284,970	1,112	300,377	88,350	388,727
Financial investments: available- for-sale	739,792	449,296	11,218	1,200,306	-	1,200,306
Assets held for sale	-	-	4,295	4,295	-	4,295

	963,388	924,494	18,642	1,906,524	88,350	1,994,874

Liabilities
Trading liabilities	53,138	124,065	17,829	195,032	-	195,032
Financial liabilities designated at fair value	-	41,715	-	41,715	-	41,715
Derivatives	15,125	252,279	1,445	268,849	96,203	365,052

	68,263	418,059	19,274	505,596	96,203	601,799

Details of the control framework, fair values determined using valuation techniques, fair value adjustments, and the approach used to calculate the fair value of each type of financial instrument are included in note 51 of the Annual Report and Accounts 2013.

The table below sets out quantitative information about significant unobservable inputs used in measuring financial instruments with Level 3 valuations.

		Assets-	Liabilities-	Range of inputs
Valuation technique	Key unobservable inputs	fair value	fair value	Lower	Higher
		HK$m	HK$m

At 30 June 2014
Structured notes and deposits
Option model	Equity correlation	-	8,438	0.27	0.94
Option model	Equity volatility	-	7,523	7%	60%
Option model	Foreign exchange volatility	-	1,891	2%	18%

Corporate bonds
Market comparable approach	Bid quotes	1,406	-	100.46	101.08

Private equity including strategic investments
Market comparable approach	Equity Spot	3,257	-	n/a	n/a
Net asset value	Equity Spot	750	-	n/a	n/a
Net asset value	Fund valuation	4,470	-	n/a	n/a

Other		2,658	2,306

		12,541	20,158

At 31 December 2013
Structured notes and deposits
Option model	Equity correlation	-	8,155	0.51	0.59
Option model	Equity volatility	-	4,783	7%	73%
Option model	Fund volatility	-	1,568	7%	73%
Option model	Foreign exchange volatility	-	2,200	2%	25%

Corporate bonds
Market comparable approach	Bid quotes	3,797	-	100.05	100.62

Private equity including strategic investments
Market comparable approach	Equity Spot	2,775	-	n/a	n/a
Net asset value	Equity Spot	686	-	n/a	n/a
Net asset value	Fund valuation	4,441	-	n/a	n/a

Other		6,943	2,568

		18,642	19,274

For descriptions of the key unobservable inputs and the inter-relationships between key unobservable inputs used in fair value measurement, please refer to note 51 of the Annual Report and Accounts 2013.

Movement in Level 3 financial instruments

			Assets			Liabilities
	Available- for-sale	Held for trading	Designated at fair value through profit or loss	Derivatives	Assets held for sale	Held for trading	Derivatives
	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

At 1 January 2014	11,218	664	1,353	1,112	4,295	17,829	1,445
Total gains/(losses) recognised in profit or loss
-. Trading income excluding net interest income	-	1	-	16	-	(242)	(185)
-. Net income from other financial instruments designated at fair value	-	-	177	-	-	-	-
-. Gains less losses from financial investments	91	-	-	-	3,332	-	-

Total gains/(losses) recognised in other comprehensive income1
-. Available-for-sale investments	305	-	-	-	(3,458)	-	-
-. Exchange differences	(12)	-	-	3	-	(6)	(4)

Purchases	1,359	379	292	-	-	-	-
Net issuances	-	-	-	-	-	2,971	-
Sales	(38)	(412)	(21)	-	(4,169)	-	-
Settlements/maturity	(3,235)	-	(221)	(84)	-	307	155
Transfers out	-	(91)	-	(348)	-	(1,971)	(233)
Transfers in	-	-	26	7	-	-	92

At 30 June 2014	9,688	541	1,606	706	-	18,888	1,270

Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 30 June 20142
-. Trading income excluding net interest income	-	1	-	24	-	(10)	(136)
-. Net income from other financial instruments designated at fair value	-	-	178	-	-	-	-
- Impairment charges	(3)	-	-	-	-	-	-

1 Included in 'Available-for-sale investments: Fair value changes taken to equity' and 'Exchange differences' in the consolidated statement of comprehensive income.

2 The amount has been reported on a net basis, after taking into consideration the total gains or losses arising from those transactions where the risk has been backed out to other HSBC entities.

			Assets			Liabilities
	Available- for-sale	Held for trading	Designated at fair value through profit or loss	Derivatives	Assets held for sale	Held for trading	Derivatives
	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

At 1 January 2013	11,712	232	1,549	825	3,878	11,091	3,659
Total gains/(losses) recognised in profit or loss
-. Trading income excluding net interest income	-	37	-	653	-	(802)	3,996
-. Net income from other financial instruments designated at fair value	-	-	65	-	-	-	-
-. Gains less losses from financial investments	134	-	-	-	-	-	-

Total gains/(losses) recognised in other comprehensive income1
-. Available-for-sale investments	1,304	-	-	-	-	-	-
-. Exchange differences	(9)	-	-	(5)	-	(255)	(1)

Purchases	557	854	402	-	-	-	-
Net issuances	-	-	-	-	-	7,114	-
Sales	(33)	(248)	(35)	-	-	-	-
Settlements/maturity	(2,704)	(31)	(209)	(65)	-	2,883	(5,839)
Transfers out	(4,295)	(195)	(530)	(616)	(3,878)	(2,273)	(426)
Transfers in	4,552	15	111	320	4,295	71	56

At 31 December 2013	11,218	664	1,353	1,112	4,295	17,829	1,445

Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 31 December 20132
-. Trading income excluding net interest income	-	93	-	583	-	18	(279-)
-. Net income from other financial instruments designated at fair value	-	-	65	-	-	-	-

1 Included in 'Available-for-sale investments: Fair value changes taken to equity' and 'Exchange differences' in the consolidated statement of comprehensive income.

2 The amount has been reported on a net basis, after taking into consideration the total gains or losses arising from those transactions where the risk has been backed out to other HSBC entities.

The fair values of financial instruments are, in certain circumstances, measured using valuation techniques that incorporate assumptions that are not evidenced by prices from observable current market transactions in the same instrument or observable market data. The following table shows the sensitivity of these fair values to reasonably possible alternative assumptions:

	Reflected in income statement		Reflected in other comprehensive income
	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes
	HK$m	HK$m	HK$m	HK$m
At 30 June 2014
Derivatives, trading assets and trading liabilities1	314	(302)	-	-
Financial assets and liabilities designated at fair value	161	(161)	-	-
Financial investments: available-for-sale	-	-	823	(1,096)

	475	(463)	823	(1,096)

At 31 December 2013
Derivatives, trading assets and trading liabilities1	287	(281)	-	-
Financial assets and liabilities designated at fair value	135	(135)	-	-
Financial investments: available-for-sale	-	-	827	(1,186)

	422	(416)	827	(1,186)

1 Derivatives, trading assets and trading liabilities are presented as one category to reflect the manner in which these financial instruments are risk-managed.

Details of the sensitivity of fair values to reasonably possible alternative assumptions, by Level 3 instrument type, are included in note 51 of the Annual Report and Accounts 2013.

23. Fair values of financial instruments not carried at fair value

The accounting policies which determine the classification of financial instruments, and the use of assumptions and estimation in valuing them, are described in note 3 of the Annual Report and Accounts 2013.

	At 30 June 2014		At 31 December 2013
	Carrying amount	Fair value	Carrying amount	Fair value
	HK$m	HK$m	HK$m	HK$m
Assets
Placings with and advances to banks	559,664	560,053	564,521	564,427
Loans and advances to customers	2,809,379	2,797,771	2,619,245	2,605,652
Reverse repurchase agreements - non-trading	229,899	229,789	150,584	150,514
Debt securities	181,339	186,449	179,465	180,115

Liabilities
Deposits by banks	229,642	229,666	231,358	231,358
Customer accounts	4,420,450	4,420,337	4,253,698	4,253,339
Repurchase agreements - non-trading	31,147	31,147	6,312	6,320
Debt securities in issue	49,710	50,017	52,334	52,452
Subordinated liabilities	13,217	12,383	13,107	12,286
Preference shares	36,564	32,200	47,314	41,500

Details of how the fair values of financial instruments that are not carried at fair value on the balance sheet are calculated are included in note 51 of the Annual Report and Accounts 2013.

24. Changes in presentation

In the second half of 2013, GB&M changed the way it managed repo and reverse repo activities in the Credit and Rates businesses. Previously, they were managed in the trading environment; during the second half of 2013, they were organised into trading and non-trading portfolios, with separate risk management procedures. This resulted in an increase in the amount of 'Non-trading reverse repos' and a decline in the amount classified as 'Trading assets', and an increase in the amount of 'Non-trading repos' and a decline in the amount classified as 'Trading liabilities' at 31 December 2013 compared with previous period-ends.

From 1 January 2014, non-trading reverse repos and repos are presented as separate lines in the balance sheet to align disclosure with market practice and provide more meaningful information in relation to loans and advances. Previously, non-trading reverse repos were included within 'Loans and advances to customers' and 'Placings with and advances to banks' and non-trading repos were included within 'Customers accounts' and 'Deposits by banks'.

The group has also changed the balance sheet line item, 'Cash and short-term funds' to 'Cash and balances at central banks'. Short term funds included 'Treasury and other eligible bills' and 'Placings with banks with remaining maturity of one month or less', which are now included within 'Financial investments' and 'Placings with and advances to banks' respectively.

'Placings with and advances to banks' is a new category and includes 'Placings with banks maturing after one month' and 'Placings with banks with remaining maturity of one month or less'. 'Certificates of deposit' are now included within 'Financial investments' rather than being shown separately on the face of the balance sheet.

Comparative figures have been re-presented accordingly and the affected lines are shown below. There are no other effects of this change in presentation.

31 December 2013 consolidated balance sheet items

	As previously disclosed	Adjustments	As re-presented
Assets	HK$m	HK$m	HK$m

Cash and short-term funds	1,132,719	(1,132,719)	-
Cash and balances at central banks	-	158,879	158,879
Reverse repurchase agreements - non-trading	-	150,584	150,584
Placings with banks maturing after one month	216,970	(216,970)	-
Placings with and advances to banks	-	564,521	564,521
Certificates of Deposit	88,207	(88,207)	-
Loans and advances to customers	2,669,238	(49,993)	2,619,245
Financial investments	765,866	613,905	1,379,771

		-

Liabilities

Repurchase agreements - non-trading	-	6,312	6,312
Deposits by banks	236,616	(5,258)	231,358
Customer accounts	4,254,752	(1,054)	4,253,698

		-

25. Accounting policies

The accounting policies and methods of computation adopted by the group for this document are consistent with those described in note 3 of the Annual Report and Accounts 2013.

On 1 January 2014, the group adopted the following new and revised Hong Kong Financial Reporting Standards ('HKFRS') and Hong Kong Accounting Standards ('HKAS'), issued by the Hong Kong Institute of Certified Public Accountants:

• Amendments to HKFRS 10, HKFRS 12 and HKAS 27 'Investment Entities'
• Amendments to HKAS 32 'Offsetting Financial Assets and Financial Liabilities'
• Amendments to HKAS 36 'Recoverable Amount Disclosures for Non-Financial Assets'
• Amendments to HKAS 39 'Novation of Derivatives and Continuation of Hedge Accounting'
• HK(IFRIC) Interpretation 21 'Levies'

Application of these standards has had no material impact on these interim consolidated financial statements.

The new Hong Kong Companies Ordinance (Cap 622) came into operation on 3 March 2014. As a result, the concept of authorised share capital no longer exists and the Bank's ordinary and preference shares no longer have par or nominal values with effect from 3 March 2014. There was no impact on the Bank's share capital or the number of shares in issue as a result of this transition.

Impairment of financial investments

Available-for-sale financial investments are tested for impairment when there is an indication that the investment may be impaired. The group's policy is to recognise an impairment loss where there is a 'significant' or 'prolonged' decline in the fair value of an equity investment.

At 30 June 2014, the fair value of Hang Seng Bank's investment in Industrial Bank, an 'available-for-sale' financial investment, was HK$25,946m, 10% below the deemed cost of HK$28,838m. In accordance with the group's policy, no impairment loss has been recognised at 30 June 2014.

If the fair value remains below the deemed cost in the second half of 2014, an impairment loss may be recognised in the income statement. In subsequent periods any further declines in fair value below the level at which an initial impairment loss is recognised, will be reflected in the income statement for the relevant period as an additional impairment loss.

26. Legal and regulatory matters

Anti-money laundering and sanctions-related

In October 2010, HSBC Bank USA ('HBUS') entered into a consent cease and desist order with the Office of the Comptroller of the Currency ('OCC'), and HSBC North America Holdings Inc. ('HNAH') entered into a consent cease and desist order with the Federal Reserve Board (the 'Orders'). These Orders required improvements to establish an effective compliance risk management programme across HSBC's US businesses, including risk management related to US Bank Secrecy Act ('BSA') and anti-money laundering ('AML') compliance. Steps continue to be taken to address the requirements of the Orders to ensure compliance, and that effective policies and procedures are maintained.

In addition, in December 2012, HSBC Holdings plc ('HSBC Holdings'), HNAH and HBUS entered into agreements with US and UK government agencies regarding past inadequate compliance with the BSA and AML and sanctions laws. Among those agreements, HSBC Holdings and HBUS entered into a five-year deferred prosecution agreement with the US Department of Justice ('DoJ'), the US Attorney's Office for the Eastern District of New York, and the US Attorney's Office for the Northern District of West Virginia (the 'US DPA'), HSBC Holdings entered into a two-year deferred prosecution agreement with the New York County District Attorney (the 'DANY DPA'), and HSBC Holdings consented to a cease and desist order and HSBC Holdings and HNAH consented to a civil money penalty order with the Federal Reserve Board ('FRB'). In addition, HBUS entered into a civil money penalty order with the Financial Crimes Enforcement Network ('FinCEN') and a separate civil money penalty order with the OCC. HSBC Holdings also entered into an agreement with the Office of Foreign Assets Control ('OFAC') regarding historical transactions involving parties subject to OFAC sanctions and an undertaking with the UK Financial Conduct Authority ('FCA'), to comply with certain forward-looking AML- and sanctions-related obligations.

Under these agreements, HSBC Holdings and HBUS made payments totalling US$1,921m to US authorities and are continuing to comply with ongoing obligations. On 1 July 2013, the US District Court for the Eastern District of New York approved the US DPA and retained authority to oversee implementation of that agreement. Under the agreements with the DoJ, FCA, and FRB, an independent monitor (who is, for FCA purposes, a 'skilled person' under Section 166 of the Financial Services and Markets Act) will evaluate and regularly assess the effectiveness of HSBC's AML and sanctions compliance function and HSBC's progress in implementing its remedial obligations under the agreements. The monitorship, which began on 22 July 2013, is proceeding as anticipated.

If HSBC Holdings and HBUS fulfil all of the requirements imposed by the US DPA, the DoJ's charges against those entities will be dismissed at the end of the five-year period of that agreement. Similarly, if HSBC Holdings fulfils all of the requirements imposed by the DANY DPA, DANY's charges against it will be dismissed at the end of the two-year period of that agreement. The DoJ may prosecute HSBC Holdings or HBUS in relation to the matters that are the subject of the US DPA if HSBC Holdings or HBUS breaches the terms of the US DPA, and DANY may prosecute HSBC Holdings in relation to the matters which are subject of the DANY DPA if HSBC Holdings violates the terms of the DANY DPA.

HBUS also entered into a separate consent order with the OCC requiring it to correct the circumstances and conditions as noted in the OCC's then most recent report of examination and imposing certain restrictions on HBUS directly or indirectly acquiring control of, or holding an interest in, any new financial subsidiary, or commencing a new activity in its existing financial subsidiary, unless it receives prior approval from the OCC. HBUS also entered into a separate consent order with the OCC requiring it to adopt an enterprise wide compliance programme.

The settlement with US and UK authorities does not preclude private litigation relating to, among other things, HSBC's compliance with applicable AML, BSA and sanctions laws or other regulatory or law enforcement actions for AML, BSA or sanctions matters not covered by the various agreements.

US Tax investigation

As at 30 June 2014, the Bank is cooperating with US authorities in connection with an investigation regarding whether the Bank in India and certain employees acted appropriately in relation to certain US-based clients who had US tax reporting requirements. Based on the facts currently known with respect to this investigation, there is a high degree of uncertainty as to the terms on which the ongoing investigation will be resolved and the timing of such resolution, including the amounts of fines and/or penalties. As matters progress, it is possible that the fines and/or penalties imposed could be significant.

Investigations and reviews into the setting of benchmark rates

The group has been cooperating with authorities in a number of jurisdictions including Thailand, South Korea and Australia in relation to investigations into the setting of benchmark interest rates. Based on the facts currently known with respect to each of these ongoing regulatory investigations, there is a high degree of uncertainty as to the terms on which the ongoing investigation will be resolved and the timing of such resolution, including the amounts of fines and/or penalties. As matters progress, it is possible that the fines and/or penalties imposed could be significant.

Foreign exchange rate investigations

Various regulators and law enforcement authorities around the world including Hong Kong are conducting investigations and reviews into a number of firms, including the Bank, related to trading on the foreign exchange markets. The Bank is cooperating with these investigations and reviews. These investigations and reviews are ongoing and based on the facts currently known, there is a high degree of uncertainty as to the terms on which they will be resolved and the timing of such resolutions, including the amounts of fines and/or penalties. As matters progress, it is possible that the fines and/or penalties imposed could be significant.

Other matters

The group is party to legal proceedings, investigations and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described above, the Bank considers that none of these matters is material, either individually or in the aggregate. The Bank recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation. Any provision recognised does not constitute an admission of wrongdoing or legal liability. While the outcome of these matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings and regulatory matters as at 30 June 2014.

27. Additional information

Additional financial information relating to the period ended 30 June 2014, prepared in accordance with the Banking (Disclosure) Rules made under section 60A of the Banking Ordinance, will be made available on our website: www.hsbc.com.hk . A press release will be issued to announce the availability of this information.

28. Statutory accounts

The information in this document is not audited and does not constitute statutory accounts.

Certain financial information in this document is extracted from the statutory accounts for the year ended 31 December 2013 which have been delivered to the Registrar of Companies and the Hong Kong Monetary Authority. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 24 February 2014. The Annual Report and Accounts for the year ended 31 December 2013, which include the statutory accounts, can be obtained on request from Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong, and may be viewed on our website: www.hsbc.com.hk .

29.Ultimate holding company

The Hongkong and Shanghai Banking Corporation Limited is an indirectly-held, wholly-owned subsidiary of HSBC Holdings plc.

30. Statement of compliance

The information in this document for the half-year ended 30 June 2014 complies with HKAS 34 'Interim Financial Reporting'.

Media enquiries to:   Malcolm Wallis                 Telephone no: + 852 2822 1268
                                      Gareth Hewett                    Telephone no: + 852 2822 4929

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                Date: 04 August 2014